                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No   X
             ---    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated December 19, 2001: update on Thus' refinancing and proposed demerger of Thus.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                /s/  Scottish Power plc
                                                -------------------------------
                                                (Registrant)

Date January  8, 2002                       By:  /s/ Alan McCulloch
     --------------------                        ------------------------------
                                                Alan McCulloch
                                                Assistant Company Secretary

                      Scottish Power plc ("ScottishPower")

                    Update on Thus' refinancing and proposed
                                demerger of Thus

ScottishPower announces:

 .    Thus plc ("Thus") has agreed the terms of an underwritten(pound)90 million third party bank facility
 .    ScottishPower has agreed in principle to subscribe for up to(pound)275 million of new ordinary shares in Thus at 48p before clawback by Thus independent shareholders
 .    ScottishPower's loan facility to be repaid and cancelled as part of these proposals
 .    Thus has announced that it believes its business plan will be fully funded to cashflow positive following this refinancing
 .    ScottishPower board to consider demerger of its shareholding in Thus to
     ScottishPower shareholders
 .    Proposed reduction of share premium account to allow demerger to take place

Chief Executive, Ian Russell said, "we are delighted that Thus has announced that it has agreed the terms of third party financing which would allow it to fund its business plan through to the point where it becomes cashflow positive. This is an important milestone, establishing Thus as a business which will be able to operate independently of ScottishPower. The demerger of Thus to ScottishPower shareholders is consistent with our strategy of refocusing our activities to create an integrated international energy and networks company, while giving ScottishPower shareholders the ability to participate in Thus' continued future development."

Since early 2001 ScottishPower has refocused its activities to create an integrated international energy and networks company. As part of this process ScottishPower has embarked on an innovative refinancing of Southern Water, sold or closed the majority of its retail stores, exited the financial services market and sold its synthetic fuels business.

At the time of announcing its interim results on 7 November, ScottishPower reported that Thus, ScottishPower's listed majority owned subsidiary, was involved in a process to introduce third party funding to bridge the gap to a cash flow positive position and that Thus expected to make a positive announcement on funding before the end of March 2002.

Thus has today announced that it has agreed the terms of an underwritten (pound)90 million loan facility with a syndicate of three banks. As part of this process ScottishPower and Thus have agreed in principle for ScottishPower to convert its current loan to Thus into additional Thus equity under an open offer by Thus for (pound)275 million of new ordinary shares in Thus at 48p per share. Thus' shareholders would have clawback rights under the open offer on a basis consistent with their statutory pre-emption rights.

The open offer would be fully underwritten by ScottishPower to a value of (pound)275 million and ScottishPower would subscribe for (pound)275 million of new ordinary shares less any new ordinary shares otherwise subscribed for in connection with the open offer. On completion of the open offer, all drawings by Thus (expected to amount to approximately (pound)260 million by completion of the open offer) under ScottishPower's (pound)320 million loan facility would be converted into equity under the open offer by set-off against amounts subscribed by

ScottishPower or would be repaid by Thus and the ScottishPower loan facility would be cancelled.

It is expected that Thus will post documents to its shareholders setting out the details of the financing, the creation of a new holding company and the open offer by 16 January 2002.

Assuming the transactions described above can be completed successfully along the lines currently being pursued, the board of Thus believes that it would be in a position to fully finance its business plan through to the point where it becomes cash flow positive.

In that event, and as a further step in focusing on its international energy and networks operations, ScottishPower believes that it is likely to be in the interests of ScottishPower shareholders if ScottishPower were able to dispose of its holding of ordinary and participating preference shares in Thus by way of a demerger to ScottishPower shareholders. It is expected that any such demerger would incorporate arrangements to enable certain of ScottishPower's smaller shareholders and the Depositary of the ScottishPower American Depositary Shares to sell their entitlements in an orderly fashion. In addition, Thus has indicated that it would, subject to the approval of its shareholders, take the steps necessary to convert the Thus participating preference shares into new ordinary shares as soon as possible following any demerger. This conversion would be made on the basis of a value of 97p for a participating preference share and an average closing market price of a Thus ordinary share over the 5 dealing days immediately prior to the time the conversion proposals are sent to Thus shareholders. Any such demerger is not expected to impact on the strong commercial trading arrangements between ScottishPower and Thus.

In order to create the flexibility to demerge Thus as soon as the board of ScottishPower considers it appropriate, ScottishPower is proposing to implement a reduction of its share premium account which will, if approved by ScottishPower shareholders and confirmed by the Court of Session in Edinburgh, result in a reduction of the share premium account of ScottishPower and a transfer of a corresponding amount to distributable reserves, thereby allowing ScottishPower to demerge Thus by way of a special dividend.

In addition to providing sufficient distributable reserves to enable payment of the possible demerger dividend, the reduction will also mitigate the impact of the adoption of FRS 19 "Deferred taxation" in the year ended 31 March 2001 and generally provide ScottishPower with greater flexibility to manage its capital base in the best interests of its shareholders in the future. Consequently ScottishPower is today convening an Extraordinary General Meeting of its shareholders to be held on 21 January 2002 in order to seek shareholder approval for a reduction of its share premium account by (pound)1.5 billion. It is expected that the reduction will take effect prior to the end of March 2002. A circular containing details of the proposed reduction of share premium account and the notice of Extraordinary General Meeting dated 19 December 2001 will be available later today for inspection at the UK Listing Authority's Document Viewing Facility. It is expected that the circular will be sent to ScottishPower shareholders on 21 December 2001.


Note:

The transactions referred to in this announcement, other than the new Thus loan facility, ScottishPower's proposed reduction of share premium account and the price at which any open offer will be made, are subject to continuing discussion and final agreement to pursue them has not yet been reached. Accordingly, investors should exercise appropriate caution. A further announcement will be made in due course. This announcement does not constitute a recommendation regarding the securities of Thus.

Enquiries:

ScottishPower
Colin McSeveny                         0141 636 4515
Andrew Jamieson                        0141 636 4527




HSBC Investment Bank plc
Peter Jones                            020 7336 9315
John Hannaford                         020 7336 2006





HSBC Investment Bank plc is acting as financial adviser and broker to ScottishPower. Morgan Stanley has also provided advice to ScottishPower on financing options for Thus.

Notes for editors:

1. ScottishPower currently owns all the 25,000,000(pound)1 participating preference shares in Thus which, together with its 353,396,513 ordinary shares, represents approximately 79.4 per cent. of Thus' share capital by nominal value. Accordingly, Thus' independent shareholders would be entitled to subscribe for up to approximately 20.6 per cent. of the new ordinary shares available under the proposed open offer.
2. Based on 25,000,000 Thus participating preference shares outstanding at 97p per share, the total value of the Thus participating preference shares would be approximately (pound)24.25 million. Using the 5 day average closing market price ending 18 December 2001 of 52.05p, this would imply that approximately 46.59 million Thus ordinary shares would be issued on conversion. This represents approximately 6.6 per cent. of the current number of Thus ordinary shares outstanding and 3.6 per cent. of the number of Thus ordinary shares to be outstanding after the open offer but before conversion of the participating preference shares.
3. A share premium account is created when ordinary shares are issued at a price in excess of their nominal value. The balance on this account is not normally distributable.

HSBC Investment Bank plc has approved the contents of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. HSBC Investment Bank plc is acting exclusively for ScottishPower and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

19 December 2001

          Cautionary Statement Concerning Forward Looking Statements

Certain statements contained herein are forward-looking statements that are subject to risks and uncertainties. These include statements concerning our expectations and other statements that are not historical facts. In particular, the statements that Thus will post documents to its shareholders by 16 January 2002; that, assuming the proposed transactions are completed, Thus would be in a position to fully finance its business through to the point where it becomes cash flow positive; that the demerger is likely to be in the interests of ScottishPower's shareholders; that the demerger would enable certain of ScottishPower's smaller shareholders and the Depositary of ScottishPower's American Depositary Shares to sell their entitlements in an orderly fashion; that, subject to certain approvals, Thus will convert the Thus participating preference shares into new ordinary shares following the demerger; that the merger is not expected to impact the strong commercial trading arrangements between ScottishPower and Thus; that ScottishPower may implement a reduction of its share premium account; that the demerger will generally provide ScottishPower with greater flexibility to manage its capital base in the best interests of its shareholders in the future; that the reduction of ScottishPower's share premium account is expected to occur prior to the end of March 2002; and the statements regarding the terms of the proposed transaction are subject to various uncertainties or changes. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We desire to qualify these statements for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.